

Mail Stop 3628

March 16, 2009

Via Facsimile (212.259.2540) and U.S. Mail

Robert W. Murray Jr., Esq.
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112-4498

RE: Liberty Media Corporation
 Schedule TO-I
 Filed March 9, 2009
 File No. 5-81951

Dear Mr. Murray:

 We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

 The purpose of our review process is to assist the company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer to Exchange

General

1. It appears that the company is relying upon the global exemptive order issued by the Commission on March 21, 2001 with respect to "option exchange offers." In your response letter, explain how this offer meets all of the conditions outlined in the global order. In particular, advise us why the New Options will have an exercise price that will

not be determined until *after* expiration of the Exchange Offer. We refer you to the fourth condition of the global order, Exchange Act Rule 13e-4(d)(1)(ii) and Item 1004 of Regulation M-A.

Forward Looking Statements, 26

2. We note the reference to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, both on this page and in the company's Form 10-K. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please include disclosure in the Schedule TO and the Offer to Exchange that states that the safe harbor provisions contained in the Securities Act and Exchange Act do not apply to any forward-looking statements the company makes in connection with the Exchange Offer, including forward-looking statements from the company's Form 10-K which are incorporated by reference into the Offer to Exchange.

Conditions of the Exchange Offer, page 35

3. The company states in the first paragraph of this section that it will not be required to accept any Eligible Options tendered pursuant to the Exchange Offer and may terminate the Exchange Offer if one of the listed events disclosed on pages 36 through 38 occurs or has been reasonably determined by the company to have occurred. While the company has the right to waive any of the listed Exchange Offer conditions, if a condition is triggered, the company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Exchange Offer, the company may be required to extend the Exchange Offer and recirculate new disclosure to holders of the Eligible Options. Please confirm the company's understanding on both points in your response letter.

4. We note the representation in the penultimate paragraph of this section that the company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the company.

5. We also note the language in the penultimate paragraph in this section that the company's "failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted by [the company] at any time, in [the company's] sole discretion, prior to the

Expiration Date." If an event triggers a listed offer condition, and the company determines to proceed with the Exchange Offer anyway, it has waived the offer condition. See our comment 3 above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Extension of Exchange Offer; Termination; Amendment, page 49

6.   In the second paragraph of this section, the company reserves the right to terminate or amend the Exchange Offer upon the occurrence of any of the events listed as offer conditions "by giving oral or written notice" to employees. We do not believe that orally informing employees of such a development, without more, satisfies the company's obligations under the tender offer rules. Please confirm that the company will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

Schedule A

7.   It appears that the company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please provide the information required by Item 1010(c)(3) of Regulation M-A.

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information the company provides to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel